April3, 2012

Michaei.R. Clampitt
Jessica Livingston
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

>Re: Idaho Mutual Trust Community Finance Co-op, LLC
>Regulation A Offering Statement on Form 1-A
>Filed October 31, 2011
>File No. 024-10311

·near Mr. Clampitt and Ms. Livingston:

We are writing in response to your letter dated March 30, 2012. We have reviewed your letter
and have attempted to make the changes and/or address the comntents contained therein.

Below is a key outlining the page nun1bers in which you will find our responses/changes to your
comments:

ITEM NO.   SEEPAGE

For1n 1-A Amendment No. 2, filed March 20, 2012
Part F/S, page 42

>Item No.1
>- Clearly state pro forma financial statements
> presented are for a one year period.   Pg.42
>
>- Disclosure in Note I0, revise the Class AAA
> Earnings, Equity yield, and Equity Cash
> Payout amounts and percentages for minimum
> capital raise to reflect a minimuan of five percent
> return is paid to Class AAA shareholders before
> any profits are split between these shareholders
> and the Managers on an 80%/20% basis.   Pg.44

- Disclosure in Note 11, also Risk Factor disclosure, that the accumulated loan loss reserve is an arbitrary calculation.   Pgs. 16/44

Dated this- --day of April, 2012.

Idaho Mutual Trust Community Finance Co op, LLC, a Delaware limited liability company

By IMTCF, LLC, an Idaho limited liability company, as the Manager of Idaho Mutual Trust Community Finance Co-op, LLC



Thomas Buuck, Manager



Thomas Buuck

Michael Hendrichs